Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Present at 2019 BIO CEO & Investor Conference

Dartmouth, Nova Scotia; January 28, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that it will participate in the BIO CEO and Investor Conference in New York City, NY. This event will take place February 11-12, 2019, at the New York Marriott Marquis.

Frederic Ors, IMV’s Chief Executive Officer, is scheduled to present a corporate overview and update on Monday, February 11, at 2:45 p.m. ET in the Herald/Soho room. His presentation will be available on IMV’s website at www.imv-inc.com following the meeting.

Now in its 21st year, the BIO CEO & Investor Conference is one of the largest investor conferences focused on established and emerging publicly traded and select private biotech companies. Registered Investors whom are interested meeting IMV and its management team are invited to do so by registering online via the BIO One-on-One Partnering TM tool.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
T: (917) 209-7163 E: andreaCohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819
M: (514) 917-9481 E: mjasmin@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
M: (415) 515-4572 E: patti.bank@westwicke.com